Filed pursuant to Rule 253(g)(2)

File No. 024-11112

SUPPLEMENT DATED OCTOBER 19, 2020

OFFERING CIRCULAR DATED MARCH 26, 2020

MISO ROBOTICS, INC.

This document supplements, and should be read in conjunction with, the Offering Circular (the “Offering Circular”) dated March 26, 2020 of Miso Robotics, Inc. (the “Company”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to

•	Announce the Company’s intention to terminate the offering described in the Offering Circular such that the last day on which subscriptions will be accepted is November 20, 2020, as qualified by reference to the description of the Company’s intentions below. This is a modification from the Supplement dated October 14, which listed November 21, 2020 as the last day on which subscriptions will be accepted.

Offering Termination Date

The Company intends to terminate the offering for its Series C Preferred Stock described in the Offering Circular. No further subscriptions will be accepted for the current offering after November 20, 2020 (the “Termination Date”). Subscriptions in the offering will be accepted up through that date and processed as promptly as possible. None of the terms of the offering have been changed. In addition, as described in the Offering Circular, the Company retains the right to continue the offering beyond the Termination Date, in its sole discretion.